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White Elk Tea Company

Coffee Shop

Manassas, VA 20108
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INVESTMENT OPPORTUNITY
White Elk Tea Company is seeking investment to open a luxury tea and coffee shop focusing on quality and sustainability.
First LocationOperating Pop-ups
Early Investor Bonus: The investment multiple is increased to 1.75× for the next $25,000 invested.
Profile
Pitch
Data
Discussion
The Team
Emily
Barista

Emily is a senior in Highschool who enjoys playing oboe and spending time with her family. She is currently trying to decide if she wants to go to Notre Dame or Saint Mary's. In a Covid world she looks forward to being able to work as a way to get out of the house and meet new people.

Chris
Founder

Chris is the one behind the entire operation. He takes pride in serving the community and serving the best possible drinks he can. His free time consists of running, reading and spending time with family.

Business Overview

We will offer over 75 different strains of loose leaf tea that we can either brew for
you at the cafe or package for you to take home. We will serve everything from bowls of matcha to iced tea and tea lattes.

On the coffee side of things, we will offer drip coffee and a
traditional espresso menu with Cortados, Flat Whites, Lattes, and Cuban Coffees along
with many other invigorating options. Read more

FOUNDED

2020

This is a preview. It will become public when you start accepting investment.
About us:

At White Elk Tea Company we take pride in serving the community. With this passion we are setting out to create a unique experience with the highest quality drinks we could possibly serve.

My Experience

Before moving to Virginia I was a manager at Mural City Coffee Company, A 5,000 square foot cafe in Dothan Alabama. While I was there I helped manage a tea bar with over 100 teas, a slow bar and a full traditional coffee bar. That's where my passion for everything grew. Before that I worked at 4 other coffee shops learning as much as I could about the culture.

The Beginnings

We realized that Manassas Virginia has a great need for a cafe with luxury loose leaf tea and traditional espresso drinks. So that is what we have ventured out to make happen! We are starting out by selling our luxury tea at the Manassas Farmers Market every Saturday with every penny we make going straight towards opening a brick and mortar store within the next eight months.

Our Vision

We would love to open this cafe by mid-spring but in order for that to happen we need the funds. We are passionate about the tradition behind tea and will not be neglecting coffee with a European style coffee menu with everything from flat whites to cortados! (Not to mention some solid latte art from swans to hearts and tulips) Our menu will include a minimum of 75 loose leaf teas to choose from to take home or enjoy at our cafe with a good friend or a nice book. (Yes thats right, we are going to maintain a MINIMUM of 75 Loose leaf teas for you!) Alongside that we will have traditional bowls of matcha, tea lattes, iced teas, and everything in between!

Our Mission

The difference with us here at White Elk is that we really care about putting out the best quality beverages possible. We realized that the small things in life matter the most - Our mission is to make every small thing we give you as perfect as possible. If you can invest a little or a lot every penny is going to giving Manassas it's very own luxury tea and coffee shop!

In order to get us up and running we are looking for $100,000 in investments. This would cover everything we need from the build out to permits and stocking up with everything we need for grand opening.

Thank you so much for your support in bringing this dream we have to life!
This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$25,000

TARGET

$100,000

MAXIMUM

This investment round closes on December 2, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out $6,000
Equipment $8,000
First 3 months of bills $5,000
Operating Capital $4,500
Mainvest Compensation $1,500
Total $25,000
Summary of Terms
Legal Business Name White Elk Tea And Coffee Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.75×
Investment Multiple 1.5×

Business's Revenue Share 2%-8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Documents
2020 Balance Sheet
White Elk Buisness Plan.pdf
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$290,200	$319,220	$341,565	$358,642	$369,402
Cost of Goods Sold	$95,040	$99,792	$102,201	$102,506	$103,932
Gross Profit	$195,160	$219,428	$239,364	$256,136	$265,470

EXPENSES

Rent	$40,200	$39,360	$40,344	$41,352	$42,385
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Salaries	$113,280	$124,608	$133,330	$139,996	$144,196
Insurance	$1,440	$1,476	$1,512	$1,549	$1,587
Repairs & Maintenance	$4,200	$4,305	$4,412	$4,522	$4,635
Operating Profit	$18,040	$31,229	$40,855	$49,334	$52,800

This information is provided by White Elk Tea Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

We are growing from making $356.00 on our first day at the Farmers Market to making $505.00 on the last one. We have a strict budget and cost breakdowns so we know exactly what percentage goes where every month. We do not have any debt at this time. After 3 weeks we grew from selling 12 different teas to selling 24. After 6 weeks we just expanded again and are now selling hot tea prepared at the farmers market in French presses. There is the possibility of taking out a small loan for $6,000 in the next few months to buy a espresso machine to expand more at the farmers market and bring in more people.

Risk Factors
Risk Factors

The largest risk is the obvious one. Opening a business during a pandemic while a fair amount of small businesses are being forced the shut down. We have been viewing this on the positive side, With more businesses closing that gives us some great options when it comes to picking a building. People are also looking for a place to feel secure and safe during this trying time and that is atmosphere we are excited to provide. The other risk factor is the local "Competition". There are two other coffee shops in the area we are looking to open up. However they do not offer anything close to what we are offering when it comes to tea. On the coffee side of things they do not offer a traditional European menu.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of White Elk Tea Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

White Elk Tea Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

White Elk Tea Company is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in White Elk Tea Company's management or vote on and/or influence any managerial decisions regarding White Elk Tea Company. Furthermore, if the founders or other key personnel of White Elk Tea Company were to leave White Elk Tea Company or become unable to work, White Elk Tea Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which White Elk Tea Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, White Elk Tea Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

White Elk Tea Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If White Elk Tea Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt White Elk Tea Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect White Elk Tea Company's financial performance or ability to continue to operate. In the event White Elk Tea Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither White Elk Tea Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

White Elk Tea Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and White Elk Tea Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although White Elk Tea Company will carry some insurance, White Elk Tea Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, White Elk Tea Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect White Elk Tea Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of White Elk Tea Company's management will coincide: you both want White Elk Tea Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want White Elk Tea Company to act conservative to make sure they are best equipped to repay the Note obligations, while White Elk Tea Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If White Elk Tea Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with White Elk Tea Company or management), which is responsible for monitoring White Elk Tea Company's compliance with the law. White Elk Tea Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if White Elk Tea Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if White Elk Tea Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of White Elk Tea Company, and the revenue of White Elk Tea Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of White Elk Tea Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by White Elk Tea Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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